Noad Wefunder Campaign Reservations

Jonah Wolf <jonah@noadexchange.com> Fri, Sep 15, 2023 at 9:14 AM
Draft

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Hi ,

Thanks for your interest in our campaign! You can review the details at our Wefunder page here: https://wefunder.com/noad/

Please consider the required disclosure below and don't hesitate to reach out if you have any questions. Thank you!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Jonah Wolf
Co-Founder
M: 303-304-6317
www.noadexchange.com